[redacted]

BB 3/5 K

08026757

SECURITI SSION

SEC Mail Processing Section
FEB 29 2008
Washington, DC
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SEC FILE NUMBER
8- 25028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M.L. Stern & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8350 Wilshire Blvd
(No. and Street)

Beverly Hills	California	90211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Popovich, 1st VP Accounting — 323-658-4400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

AK 3/21

OATH OR AFFIRMATION

I, John Popovich, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements for the year ended December 31, 2007, and unconsolidated supplemental schedules as of December 31, 2007, pertaining to M.L. Stern & Co., LLC (the "Company") are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

JW Popovich
Signature

1st VP Accounting
Title

02.19.08
Notary Public (See Attached Loose Certificate)

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Consolidated Statement of Financial Condition
(x) (c) Consolidated Statement of Operations
(x) (d) Consolidated Statement of Cash Flows
(x) (e) Consolidated Statement of Changes in Member's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not Applicable)
(x) Notes to Consolidated Financial Statements
(x) (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (i) Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (j) A Reconciliation, including Appropriate Explanations, of the Unconsolidated Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Unconsolidated Computation for Determination of the Reserve Requirements under Rule 15c3-3
(x) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (included in Note 2)
(x) (l) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

Deloitte.

Deloitte Tax LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
M.L. Stern & Co., LLC

We have audited the accompanying consolidated statement of financial condition of M.L. Stern & Co., LLC and subsidiary (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of M.L. Stern & Co., LLC and subsidiary at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

M.L. STERN & CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,313,851
CASH SEGREGATED FOR THE BENEFIT OF CUSTOMERS	125,000
RECEIVABLES FROM CUSTOMERS	7,517,673
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	42,023
SECURITIES OWNED AND PLEDGED—At estimated fair value	23,090,232
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS—At cost, net of accumulated depreciation and amortization of $2,759,629	1,213,323
OTHER ASSETS	5,562,551
TOTAL	$38,864,653

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Line of credit	$17,600,000
Payables to customers	521,904
Payables to broker-dealers and clearing organizations	3,438,986
Accrued expenses and other liabilities	6,124,164
Total liabilities	27,685,054
COMMITMENTS AND CONTINGENCIES (Note 10)	
MEMBER'S CAPITAL	11,179,599
TOTAL	$38,864,653

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—M.L. Stern & Co., LLC ("M.L. Stern LLC") is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. M.L. Stern LLC purchases and sells municipal, federal and corporate bonds, mutual funds, unit trusts, and other various investment securities at wholesale and retail levels. M.L. Stern LLC also provides security safekeeping services. M.L. Stern LLC is a wholly owned subsidiary of Pacific Select LLC ("PS"), a Delaware limited liability company. PS is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Prior to June 20, 2007, M.L. Stern LLC was a wholly owned subsidiary of Pacific Select Group, LLC ("PSG"). On June 20, 2007, PSG was sold to an unrelated third party. Prior to the sale, M.L. Stern LLC's LLC membership interest was distributed to PS.

M.L. Stern LLC's wholly owned subsidiary, Tower Asset Management, LLC ("Tower LLC"), is a Delaware limited liability company and a registered investment advisor providing investment advisory services to high net worth individuals or families who require investment expertise and personal service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated statement of financial condition of M.L. Stern LLC and Tower LLC (collectively, the "Company"), have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statement of financial condition include the accounts of M.L. Stern LLC and Tower LLC. All intercompany accounts have been eliminated in consolidation.

As of December 31, 2007, Tower LLC had total assets of $116,926 and member's deficit of $189,432. These amounts are not included as capital in the Company's unconsolidated computation of net capital.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Cash Segregated for the Benefit of Customers—As of December 31, 2007, cash of $125,000 was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Pledged—Securities owned and pledged are recorded at estimated fair value as determined by nationally published quotation services and by the Company, which operates as a market maker in municipal and corporate bond securities.

Furniture, Equipment, and Leasehold Improvements—Furniture and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Goodwill—Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* requires that goodwill shall not be amortized and shall be tested for impairment. In accordance with SFAS No. 142, the Company ceased goodwill amortization as of January 1, 2002. The Company tests goodwill impairment at least on an annual basis, or earlier when events or changes in circumstances suggest the carrying amount may not be fully recoverable. Such evaluation is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. An impairment loss is recognized if the carrying amount of the goodwill asset is not recoverable and its carrying amount exceeds its fair value. The Company performed its latest annual impairment test with regard to the carrying value of goodwill as of December 31, 2007 and determined that the goodwill asset, all of which was related to Tower LLC, was fully impaired.

Long-Lived Assets—In the event that facts and circumstances indicate that furniture, equipment and leasehold improvements, and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Income Taxes—The Company is organized as a limited liability company for federal income tax and state franchise tax purposes. Pursuant to this tax organization, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its member. However, the Company is subject to California franchise taxes imposed on such companies.

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities transactions are reported on a settlement-date basis.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at estimated fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value. The interest rate on the line of credit resets frequently; as such, the line of credit is carried at cost, which approximates fair value.

Use of Estimates—The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. Adoption is not expected to have any impact on the Company's consolidated statement of financial condition.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is

recognition and a company must determine whether it is more likely than not a tax position will be sustained. The second step is measurement. A tax position that meets the more likely than not recognition threshold should be measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective January 1, 2007, the Company adopted FIN 48. The adoption of FIN 48 had no impact on the Company's consolidated statement of financial condition, and therefore, there was no cumulative effect related to the adoption of FIN 48.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective beginning January 1, 2008. Adoption is not expected to have any impact on the Company's consolidated statement of financial condition.

3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2007, consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$35,947	$ 146,895
Receivables from/payables to broker-dealers and clearing organizations	6,076	3,292,091
	$42,023	$3,438,986

4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the accompanying consolidated statement of financial condition.

5. SECURITIES OWNED AND PLEDGED

Securities owned and pledged, at estimated fair value, as of December 31, 2007, consist of proprietary positions in the following securities:

State and municipal obligations	$22,703,581
U.S. and Canadian government obligations	204,891
Corporate obligations	180,406
Stocks and warrants	1,354
	$23,090,232

The municipal and corporate obligations are valued by the Company, which serves as a market maker in the securities. Substantially all of the state and municipal obligations are issues from California and its municipalities. All securities owned are pledged as collateral for a portion of the Company's line of credit.

6. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2007, comprise the following:

Computer equipment and software	$ 1,922,302
Leasehold improvements	1,156,782
Furniture and fixtures	893,868
Total	3,972,952
Less accumulated depreciation and amortization	2,759,629
Furniture, equipment, and leasehold improvements—net	$ 1,213,323

7. LINE OF CREDIT

The Company has a broker lending agreement with a bank for a line of credit, on which $17,600,000 was drawn at December 31, 2007. The line of credit bears interest at the federal funds rate plus a spread; such rate resets daily and was 4.5% at December 31, 2007. The lending agreement requires monthly interest-only payments and has no specified maturity. The lending agreement allows the Company to borrow funds against pledged proprietary and customer securities. At December 31, 2007, the line-of-credit balances related to customer margin transactions was $1,250,000 which was fully collateralized with customer securities. The remaining amounts borrowed under the line of credit related to Company transactions that were fully collateralized by proprietary positions pledged by the Company.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125*, the Company is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by the Company to generate financing, such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. The Company is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Company provides margin loans to its clients, which are collateralized by securities in their brokerage accounts. These clients have agreed to allow the Company to sell or repledge those securities in accordance with federal regulations. At December 31, 2007, the Company was allowed, under such regulations, to sell or repledge customer securities with a market value of $6,817,618. Of this amount, $6,667,304 has been pledged as of December 31, 2007 in connection with the bank borrowing.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that covers all full-time employees. Generally, employees who have one year of continuous employment are eligible to participate in the Contribution Plan. Employees may contribute their gross wages up to the Internal Revenue Service maximum allowable amount. The Company matches, at its discretion, a set percentage of the employees' contributions. The Company's full-time salaried employees are also eligible to participate in a profit sharing plan, which is a component of the Contribution Plan.

Certain employees of the Company are eligible to participate in a deferred compensation plan provided by the Company. This plan permits certain members of senior management and certain members of registered representatives to defer portions of their compensation on a pretax basis and earn deferred income on the deferred amounts. Deferred amounts are invested in corporate owned life insurance and diversified mutual funds. At December 31, 2007, $2,572,249 has been recorded for the investments in the plan and is included in other assets in the accompanying consolidated statement of financial condition. In addition, a corresponding liability has been recorded in the amount of $2,639,074 for the Company's obligation to such employees and is included in accrued expenses and other liabilities in the accompanying consolidated statement of financial condition.

10. COMMITMENTS AND CONTINGENCIES

On November 13, 2006, an action was commenced in the Superior Court of the State of California, in and for the County of San Diego, entitled *Gerald Till, on behalf of himself and all others similarly situated vs M.L. Stern & Co., LLC*, Case No. GIC-875470, alleging causes of action for restitution of overtime, wages, restitution of wage deductions, Labor Code penalties, waiting time penalties, and rest and meal period breaks. Four days later, on November 17, 2006, an action was commenced by different attorneys in the Superior Court of the State of California, in and for the County of Los Angeles, entitled *Denny Bilikas, individually, and on behalf of other members of the general public similarly situated, Craig Taggart, individually and on behalf of other members of the general public similarly situated, vs M.L. Stern & Co., LLC*, Case No. BC 362182, alleging essentially the same causes of action.

Both of these cases were consolidated and on January 18, 2007, they were removed to the Federal Court, United States District Court for the Southern District of California (San Diego). The Complaint alleges that the Company violated federal and state wage and hour laws by failing to pay overtime to its account executives, and other similar compensation claims. No formal discovery in the case has been conducted, but the parties have voluntarily exchanged relevant documentation. A trial date for the case has been set for some point after February 25, 2009. M.L. Stern & Co., LLC, has offered settlements to currently employed account executives, many of who have either accepted or indicated acceptance of the settlement offer. With the assistance of its attorneys in this matter, M.L. Stern & Co., LLC, believes that any adverse result arising out of this litigation would not have a material impact upon M.L. Stern & Co., LLC, and would not affect the financial disclosures contained herein. M.L. Stern & Co., LLC believes it has accrued adequate reserves to satisfy any settlement or judgment that could be achieved or rendered in this action.

In addition, the Company has been named in other legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions are not likely to have a material effect on the consolidated financial position of the Company

Lease Commitments—The Company has offices in Beverly Hills, Carlsbad, Carmel, Rancho Bernardo, Sacramento, San Diego, and San Francisco, California, Montana and Las Vegas, Nevada. The Company leases these premises pursuant to agreements expiring in various years through 2016. The leases require payments of the Company's pro rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under operating leases for office space and computer equipment that have noncancelable lease terms in excess of one year:

Years Ending December 31	
2008	$ 1,738,437
2009	1,613,174
2010	1,463,458
2011	1,371,260
2012	1,195,795
Thereafter	3,377,690
Total	$ 10,759,814

Concentration of Credit Risk—The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Guarantees—In the normal course of business, the Company executes, settles, and finances various customer and proprietary securities transactions. These transactions may expose the Company to risk arising from the potential that either the customer or counterparty may fail to satisfy its obligations and that the corresponding collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss.

Customer securities transactions may be performed on a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in excess of regulatory guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

In addition, the Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to certain real estate leases under which the Company may be required to indemnify property owners for claims and other liabilities arising from the Company's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts. Historically, the Company has not been obligated to make any payments for these obligations, and has not recorded any liability for these obligations as of December 31, 2007.

Other Commitments—The Company enters into when-issued transactions and underwriting commitments. In the opinion of management, settlement of these transactions as of December 31, 2007 are not likely to have a material effect on the consolidated financial position or results of operations of the Company.

11. NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, M.L. Stern LLC is required to maintain minimum net capital, as defined, of the greater of $250,000 or 6-2/3% of M.L. Stern LLC's total aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined under such provisions. The computation of net capital is done on an unconsolidated basis, and therefore, the accounts of Tower LLC are not included in the computation.

As of December 31, 2007, M.L. Stern LLC's ratio of aggregate indebtedness to net capital was 1.51 to 1; M.L. Stern LLC also had net capital, as defined, of $5,982,726, which exceeded the minimum requirements by $5,379,285.

12. SUBSEQUENT EVENT

On February 1, 2008, Pacific Life and PS signed an agreement to sell the Company to SWS Group Inc. As a result of this transaction, the Company will become a wholly-owned subsidiary of SWS Group Inc. This transaction is pending regulatory approval and satisfaction of other conditions.

* * * * * *

Deloitte.

Deloitte Tax LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 26, 2008

M.L. Stern & Co., LLC
8350 Wilshire Boulevard
Beverly Hills, CA 90211

In planning and performing our audit of the consolidated financial statements of M.L. Stern & Co., LLC and subsidiary (the "Company") as of for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte / Touche LLP

END